SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Brocade Communications Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

111621306
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
12,080,112

8           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
12,080,112

10.           SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,080,112

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
22,098,865

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
22,098,865

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,098,865

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
22,098,865

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
22,098,865

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,098,865

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14.           TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.001 par value (the "Common Stock"), of Brocade Communications Systems, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA") (collectively, the "Reporting Persons") as of January 13, 2012 and amends and supplements the Schedule 13D filed on November 4, 2011 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$44,358,157
Elliott International Working Capital	$88,094,789

ITEM 5.Interest in Securities of the Issuer.

                (a)           Elliott individually beneficially owns 12,080,112 shares of Common Stock, which constitute 2.7% of all of the outstanding shares of Common Stock.  Elliott owns its 12,080,112 shares of Common Stock through The Liverpool Limited Partnership ("Liverpool"), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 22,098,865 shares of Common Stock, which constitute 4.9% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 34,178,977 shares of Common Stock constituting 7.5% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D (previously filed) and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 13, 2012

        ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                             Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                             Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through the Liverpool Limited Partnership) during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share (excl. commissions)
13-Jan-2012	Common Stock	(88)	$6.000000
12-Jan-2012	Common Stock	(336,615)	$5.919200
12-Jan-2012	Common Stock	(350,000)	$5.931000
11-Jan-2012	Common Stock	(361,160)	$5.973500
11-Jan-2012	Common Stock	(526,202)	$5.981200
10-Jan-2012	Common Stock	(84,620)	$5.810600
10-Jan-2012	Common Stock	(161,498)	$5.847100
09-Jan-2012	Common Stock	(827,290)	$5.968800
09-Jan-2012	Common Stock	(2,004,814)	$5.969300
30-Nov-2011	Common Stock	(932,400)	$5.380000
30-Nov-2011	Common Stock	(500,000)	$5.372800
29-Nov-2011	Common Stock	(1,000,000)	$5.257100

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share (excl. commissions)
13-Jan-2012	Common Stock	(162)	$6.000000
12-Jan-2012	Common Stock	(625,143)	$5.919200
12-Jan-2012	Common Stock	(650,000)	$5.931000
11-Jan-2012	Common Stock	(670,727)	$5.973500
11-Jan-2012	Common Stock	(977,232)	$5.981200
10-Jan-2012	Common Stock	(157,152)	$5.810600
10-Jan-2012	Common Stock	(299,924)	$5.847100
09-Jan-2012	Common Stock	(1,536,396)	$5.968800
30-Nov-2011	Common Stock	(1,731,600)	$5.380000

All of the above transactions were effected on the open market.